SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
Amendment No. 4

Under the Securities Exchange Act of 1934

PERION NETWORK LTD.

(Name of Issuer)

Ordinary Shares, Par Value NIS 0.03 Per Share

 (Title of Class of Securities)

M78673114

 (CUSIP Number)

Dror Erez
c/o Como
2 Ilan Ramon Street
Ness-Ziona, Israel 7403635
Telephone: +972-8-946-1713

with a copy to:

Jonathan M. Nathan, Adv.
Meitar Liquornik Geva Leshem Tal
16 Abba Hillel Road
Ramat Gan, Israel 5250608

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 5, 2019

 (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No.M78673114
1.	NAMES OF REPORTING PERSONS Dror Erez
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,538,547
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,538,547
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,538,547
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.9% (1)
14.	TYPE OF REPORTING PERSON (See Instructions) IN

(1)
Percentage is based upon 25,965,527 ordinary shares outstanding (excluding 115,339 ordinary shares held by the Company) as of December 19, 2018, as reported by the Issuer in its proxy statement for its annual general meeting of shareholders held on January 24, 2019, furnished to the SEC on December 19, 2018.

Item 1.  Security and Issuer.

This Amendment No. 4 (this “Amendment No. 4”) to the Statement of Beneficial Ownership on Schedule 13D filed on January 13, 2014 (the “Statement”), as amended by Amendment No. 1 thereto, filed on November 25, 2015 (“Amendment No. 1”), Amendment No. 2 thereto, filed on May 31, 2017 (“Amendment No. 2”), and Amendment No. 3 thereto, filed on January 30, 2019 (“Amendment No. 3”), relates to the ordinary shares, par value NIS 0.03 per share (“Ordinary Shares”) of Perion Network Ltd., an Israeli company (the “Issuer”).  The principal executive offices of the Issuer are located at 1 Azrieli Center, Building A, 4th Floor, 26 HaRokmim St., Holon, Israel 5885849.

This Amendment No. 4 amends and supplements the Statement, as previously amended and supplemented by Amendment No.’s 1 through 3. Capitalized terms used herein and not otherwise defined shall have the meanings provided therefor in the Statement and in Amendment No.’s 1 through 3.

This Amendment No. 4 is being filed by Dror Erez, an individual (the “Reporting Person”), for the sole purpose of reporting the expiration of the Call Option Agreement pursuant to its terms. The Call Option was not exercised by Value Base during the 14 day period that ran through February 4, 2019. Accordingly, the Reporting Person retains sole beneficial ownership (sole voting power and sole dispositive power) of all 1,138,547 Ordinary Shares that had been subject to the Call Option.

Item 2.  Identity and Background.

The information concerning the Reporting Person that appeared in Item 2 of the Statement is incorporated by reference in this Item 2 of Amendment No. 4.

Item 3.  Source and Amount of Funds or Other Consideration.

The information concerning the source and amount of consideration provided by the Reporting Person for his acquisition of Ordinary Shares that appeared in Item 3 of the Statement is incorporated by reference in this Item 3 of Amendment No. 4.  The Reporting Person has not acquired any additional Ordinary Shares since the filing of the Statement.

Item 4. Purpose of Transaction.

The Reporting Person may acquire or sell additional Ordinary Shares from time to time.

Other than as described immediately above, as of the filing of this Amendment No. 4, the Reporting Person does not have any definitive plans or proposals which relate to or would result in any of the following: (a) the acquisition by the Reporting Person of additional Ordinary Shares, or the disposition of Ordinary Shares that he holds; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) a change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) changes in the Issuer’s memorandum of association or articles of association or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing the Ordinary Shares to be delisted from the NASDAQ Global Market or any other national securities exchange on which they may be listed in the future or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association in which they may be quoted in the future; (i) causing the Ordinary Shares to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

All calculations of beneficial ownership percentage in this Amendment No. 4 are made on the basis of 25,965,527 Ordinary Shares outstanding (excluding 115,339 Ordinary Shares held by the Company) (in each case, reflecting the Reverse Share Split) as of December 19, 2018, as reported by the Issuer in its proxy statement for its annual general meeting of shareholders held on January 24, 2019, furnished to the SEC on December 19, 2018.

(a)          The Reporting Person beneficially owns 1,538,547 Ordinary Shares of the Issuer, all of which are held directly by the Reporting Person, representing approximately 5.9% of the issued and outstanding share capital of the Issuer.

(b)          The Reporting Person possesses sole power to vote and direct the vote, and sole power to dispose or to direct the disposition, of all 1,538,547 Ordinary Shares held by him.

(c)          As noted in Item 1 of Amendment No. 3, the Reporting Person sold 900,000 Shares on January 22, 2019, to EA2K, a private company, at a sales price of $3.30 per Share, via a block trade managed by a broker-dealer. The Reporting Person furthermore entered into the Call Option Agreement on January 21, 2019 with respect to the potential sale to Value Base of an additional 1,138,547 Ordinary Shares held by him (as described in Item 6 of Amendment No. 3). The Call Option Agreement expired pursuant to its terms on February 5, 2019, and the Call Option was not exercised. Other than the foregoing transactions, the Reporting Person has not effected any transaction in the Ordinary Shares of the Issuer during the last 60 days.

(d)          Not applicable.

(e)          Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Call Option Agreement expired pursuant to its terms on February 5, 2019, and the Call Option was not exercised.

The description of the Registration Rights Undertaking set forth in Item 6 of the Statement, as well as the filing and effectiveness of the Purchase Agreement F-3, as set forth in Item 6 of Amendment No. 1, are incorporated by reference herein.

Other than as described in Item 6 of the Statement and Item 6 of Amendment No. 1, to the best knowledge of the Reporting Person, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, put or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1— Form of Registration Rights Undertaking by Perion Network Ltd. (“Perion”) in favor of the former shareholders of ClientConnect, annexed as Appendix C to the Purchase Agreement, dated as of September 16, 2013, by and among Perion, Conduit and ClientConnect (incorporated by reference to Exhibit 99.4 to the Report of Foreign Private Issuer furnished by Perion to the SEC on October 15, 2013)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Dror Erez DROR EREZ

Dated: February 20, 2019